

Mail Stop 3030

February 23, 2016

<u>Via E-mail</u>
Rajesh Kalathur
Senior Vice President and Chief Financial Officer
Deere & Company
One John Deere Place
Moline, Illinois 61265

      Re: Deere & Company
              Form 10-K for the Fiscal Year Ended October 31, 2015
              Filed December 18, 2015
              File No. 001-04121

Dear Mr. Kalathur:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/ Martin James

                                    Martin James
                                    Senior Assistant Chief Accountant
                                    Office of Electronics and Machinery